

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 24, 2017

Mr. Jonathan M. Collins
Chief Financial Officer
Dana Incorporated
3939 Technology Drive
Maumee, Ohio 43537

> **Re:**   **Dana Incorporated**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for the period ended September 30, 2016**
> **Filed October 20, 2016**
> **File No. 001-01063**

Dear Mr. Collins:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Melissa Raminpour

                Melissa Raminpour
                Branch Chief
                Office of Transportation and Leisure